

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-Mail
Tonya L. Marshall
Executive Vice President, General Counsel and Secretary
Third Point Reinsurance Ltd.
The Waterfront, Chesney House
96 Pitts Bay Road
Pembroke HM 08 Bermuda

    Re: Third Point Reinsurance Ltd.
           Confidential Draft Registration Statement on Form S-1
           Submitted May 14, 2013
           CIK No. 0001576018

Dear Ms. Marshall:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or

photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please update your filing with financial information for the quarterly period ended March 31, 2013.

Prospectus Summary
Reinsurance Strategy, page 2

6. Please expand your disclosure to explain more clearly what you mean by the term "quota share basis."

7. Please expand your disclosure to provide a brief explanation of the types of structural and/or contractual features referenced in the last full paragraph on page 2 that you employ to limit your risk.

Investment Strategy, page 3
Business—Joint Venture and Investment Management Agreement, page 88

8. Please expand your disclosure to provide a brief explanation here, and a full description in your discussion on page 88 of the investment restrictions or guidelines specified in the investment management agreement with Third Point LLC.

Market Trends and Opportunities, page 6

9. The second paragraph begins by stating that you seek underserved or capacity constrained lines of business where you may generate favorable returns. However, the example you cite appears to be a market with a significant influx of competition and margin pressure. Please clarify why you believe the catastrophe reinsurance market will generate favorable returns and specifically how your catastrophe fund's portfolio construction and focus on smaller, regional companies tempers the pressure on margins in your catastrophe reinsurance business.

10. Please explain what you mean by sidecars in the second sentence of the second paragraph.

Ownership and Certain Corporate Information, page 7

11. Please provide the same information for PROL in a separately captioned subsection as you have done for Daniel Loeb, Kelso, Pine Brook and Dowling Capital Partners.

Risk Factors

12. Please include a risk factor describing the risk that your periodic claims-related expenses and loss reserves in future periods may differ substantially in future periods as you are a newly formed reinsurance company.

13. We note your reference in the Summary Risk Factors on page 6 to increased regulation or scrutiny of alternative investment advisers affecting your reputation. Please include a separate risk factor discussing the specific instances to which you allude in this bullet point.

"A downgrade or withdrawal of our A.M. Best rating…" page 14

14. Please revise the last paragraph of this risk factor to disclose the approximate percentage of revenue attributable to reinsurance contracts that permit cancellation if your rating is downgraded by A.M. Best.

 "We are dependent on key executives…" page 20

15. Please identify any key executives or senior management other than Mr. Berger.

"We could face unanticipated losses from political instability…" page 22

16. Please expand this risk factor to clarify how your business or this offering specifically may be affected by political instability.

"The involvement of insurance brokers subjects us…" page 23

17. To the extent any of your brokers has failed to remit premiums to you or amounts owed on claims to the insureds, please revise your disclosure to describe or provide examples of these incidents and to include the amounts withheld or unpaid.

"The inability to obtain business provided from brokers…" page 23

18. Please expand this risk factor to identify your top three brokers. In addition, the table on page 84 suggests that two brokers, Guy Carpenter and James River, alone represent

56.5% of gross premiums. Please reconcile this with your statement here that the top three represent 57.5%.

"Our ability to implement our business strategy…" page 24

19. Please expand this risk factor to identify any key employees who are not Bermudians or spouses of Bermudians.

"In managing our investment portfolio, Third Point LLC may trade on margin.." page 26

20. Please expand this risk factor to provide quantitative information illustrating the extent to which Third Point LLC is employing these practices.

"In managing our investment portfolio, Third Point LLC engages in short sales…" page 27

21. Please expand this risk factor to provide quantitative information illustrating the extent to which Third Point LLC engages in short sales.

 "Our investment portfolio may include investments …" page 29

22. We note your discussion of your investment strategy on page 89 and elsewhere in the draft prospectus, including your investments in mortgage-backed securities and other asset-backed securities. Please revise this risk factor and the heading to affirmatively state that your portfolio does include these securities. In addition, please disclose the percentage of your investment portfolio represented by asset-backed securities and discuss explain how these securities have performed as compared to your other investments.

"Any suspension or revocation of Third Point Re's reinsurance license…" page 32

23. Please expand this risk factor to describe the circumstances under which the BMA could revoke or suspend your license.

"We are subject to the risk of becoming an investment company…" page 33

24. Please expand this risk factor to explain how you would be affected if you were required to register as an Investment Company and were unable to obtain an order registering you as an Investment Company.

"Changes in accounting principles and financial reporting requirements…" page 36

25. Please expand this risk factor to identify any pending changes in accounting principles or financial reporting requirements that would affect your reported results.

"Fulfilling our obligations incident to being a public company…" page 43

26. Please expand your disclosure to quantify the estimated additional expenses associated with your expanded obligations as a public company.

"Following the offering our bye-laws may contain provisions…" page 47

27. Please revise this risk factor to clarify your statement that you expect your bye-laws may include certain provisions. For example, if you intend to adopt such provisions or you intend to submit provisions for approval by your shareholders, please so state and identify and describe all provisions that will be adopted or that currently exist that will impede a change in control of the registrant.

Use of Proceeds, page 50

28. Please expand your disclosure to describe how you currently anticipate using the funds you intend to employ for general corporate purposes. For example, if you intend to invest the proceeds in the same way you currently invest your funds, please so state. In addition, please discuss the principle reasons for engaging in an initial public offering at this time.

Capitalization, page 52

29. Please separate the line item cash and cash equivalents with a double underline from the capitalization section.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Property Catastrophe Risk Management, page 57

30. You state that you are currently required to consolidate the results of the Catastrophe Fund and the Catastrophe Reinsurer with your other operations because you control a majority of the outstanding interests in these entities. You further state that, as an open-ended investment fund, the Catastrophe Fund is continuing to market its interests to third-party investors and you expect that it may achieve levels of third-party investment to potentially allow you to deconsolidate its results during 2013. Please revise your disclosure to clarify the percentage ownership you hold in in the Catastrophe Reinsurer. Please tell us what consideration was given to the guidance in ASC 810 in determining whether or not consolidation of the Catastrophe Fund and the Catastrophe Reinsurer as of December 31, 2012 was required. Provide us a detailed analysis of whether or not the Catastrophe Fund and the Catastrophe Reinsurer are variable interest entities and if so, why you are not considered the primary beneficiary.

Key Performance Indicators—Combined Ratio, page 59

31. Please expand your description of your combined ratio to clarify that a ratio greater than 100% means that loss expenses, acquisition costs and general administrative operating expenses related to underwriting activities exceeded premiums earned.

Critical Accounting Policies and Estimates
Premium Revenue Recognition, page 61

32. You disclose that changes in premium estimates are expected and may result in adjustments in any reporting period. Please revise this discussion to include a more quantified discussion of the amounts associated with your estimates including, when applicable, how accurate these estimates have been in the past and any related adjustments that have been made. Include a sensitivity analysis that reflects the impact that reasonably likely changes would have to the amounts reported in your financial statements.

Deferred acquisition costs, page 62

33. Your disclosure that acquisition costs relate to, and vary with, the writing of reinsurance contracts appears to be inconsistent with the revised definition in ASC 2010-26 that acquisition costs are costs that are related directly to the successful acquisition of new or renewal insurance contracts. Please revise your disclosure here and on page F-8 to comply with ASC 2010-26 or explain to us why your disclosure is appropriate.

34. We note your disclosure that as of December 31, 2012 you had not recognized any profit commissions on your contracts. This disclosure appears to be inconsistent with your disclosure on page 85 that during the year ended December 31, 2012, profit commission expenses were reported in the income statement under the caption acquisition costs. Please revise to remove any inconsistent disclosure. Also we note your disclosure on page 85 that subsequent adjustments to your loss reserves for these contracts may result in corresponding adjustments to profit commission and other participating features based upon the structure of the contract, the level of losses accounted for in our financial statements and the timing of the subsequent changes. Please revise your disclosure to clarify how you determine when a profit commission is probable.

Loss and Loss Adjustment Expense Reserves, page 62

35. Please revise your disclosure to include a description of your process for estimation of the reserve for loss and loss adjustment expenses that explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has

adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period (when applicable) and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in revising your disclosure in response to comments listed below.

- Please disclose the amount of the reserve for loss and loss adjustment expense and the IBNR balance separately for each period presented and describe the methods you used to determine your reserve for loss and loss adjustment expense by line of business. Your discussion should explain the methods used and should highlight the fact that you recently began underwriting operations.
- Describe the extent of your procedures for determining reserve for loss and loss adjustment expense on both annual and interim reporting basis.
- Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. When applicable, for each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
- In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the potential effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
- Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
  a) If such a policy exists, describe the method used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
  b) When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used to determine it, and the specific underlying reasons that explain why you believe that the adjustment or reversal is necessary.

36. You disclose that you set your claim reserves for assumed reinsurance operations based upon loss reports from brokers and ceding companies and disclose on page 23 that you are dependent on the original underwriting decisions made by ceding companies. Please revise your disclosure and explain the risks associated with making this estimate and the effects and expected effects this uncertainty has on management's judgments and assumptions in establishing the assumed loss reserve. Please consider the following items which could help describe the uncertainty:

- The nature and extent of the information received from brokers and cedants related to policies, claims, unearned premiums and loss reserves;

- The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how, and to what extent this time lag effects your loss reserve estimate;
- How you specifically use the information received from the cedants in your determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts your loss reserving methodology;
- Although you may not currently have a significant backlog related to the processing of assumed reinsurance information, please represent to us that you will disclose the impact of such backlog on your reserves in future Exchange Act filings and that you will disclose when the backlog will be resolved;
- What process you perform to determine the accuracy and completeness of the information received from the cedants;
- When applicable, how you resolve disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
- Whether and how you use or plan to use historical loss information to validate your existing reserves and/or as a means of noticing unusual trends in the information received from the cedants. To the extent you use industry data, please assure that the types of data utilized is disclosed.

Deposit assets and liabilities, page 62

37. Please revise your disclosure to clarify why the contract entered into with your counterparty resulted in the use of the deposit method of accounting. Refer to ASC 340-30-05-02. Please assure that you include all of the disclosures required by ASC 340-30-50-2 in your financial statements as applicable.

Fair value measurement, page 62

38. You disclose that substantially all of your investable assets are managed by your investment manager, Third Point LLC and that you directly own your investments which are held in a separate account and managed by Third Point LLC on substantially the same basis as its main hedge funds. Please expand your disclosure include a description of the valuation techniques used by your investment manager to obtain fair values for material holdings disclosed on page 73. For fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3), include a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach and the inputs used in determining the fair values of each class of assets or liabilities. When there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach), please disclose the change and the reason for making the change. Please disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from your investment manager. Please refer to ASC 820-10-55-105 for related disclosure in your financial statements.

Share-based compensation, page 63

39. Please expand your disclosure to provide an itemized chronological schedule covering all equity instruments issued (including options, warrants, etc.) in the periods presented through the date of your response and include the following information separately for each equity instrument issuance:

- The date of the transaction;
- The number of equity instruments issued or options granted;
- The exercise price of equity instruments granted if applicable;
- The fair value of the common stock on each grate date and how the fair value was determined;
- Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and,
- If the valuation specialist was a related party, please state that fact.

After your estimated IPO price range has been disclosed, discuss each significant factor contributing to the difference between the fair value as of the date of each date of issuance and the estimated IPO price. Please continue to update your disclosures for any grants or equity issuances up until the time of effectiveness of your registration statement. Please note that once your filing includes an estimated offering price we may have further comments.

Consolidated Results of Operations
Investment Results, page 66

40. Please disclose the nature of the investment holdings that generated net investment income of $136.4 million during the year ended December 31, 2012; please consider including a tabular disclosure. The investment holdings discussed should be the same or similar to the investment holdings you disclosed in your discussion of the strategies utilized by your investment manager starting on page 90.

41. Please expand your disclosure to explain your position and the amount and nature of Greek sovereign debt securities that you hold.

42. Please revise your disclosure to explain why you believe long-term growth in book value per share is the most important measure of your financial performance.

Liquidity and Financial Resources, page 70

43. Please revise your disclosure to address your current and anticipated future asset and insurance liability matching process. In this regard, please address how you anticipate matching the yield of your investments with the timing of the payments of your insurance

obligations. As you currently invest mainly in equity securities and carry all your investments as trading securities, please explain the potential impact of declines in market values on your ability to meet your insurance payment obligations.

Quantitative and Qualitative Disclosures about Market Risk, page 74

44. For each type of market risk provide qualitative information describing your primary market risk exposure within each category, as required by Rule 305(b)(i) of Regulation S-K. Also disclose how those exposures are managed. Such descriptions shall include, but not be limited to, a discussion of the objectives, general strategies, and instruments, such as derivatives, used to manage those exposures and the risks associated with derivatives.

Business
Reinsurance Strategy, page 78

45. Please expand your disclosure to identify the clients that contributed 10% or more of gross written premiums and to disclose the percentage of such premiums attributable to each client.

Investment Strategy, page 79

46. Please revise your disclosure here and elsewhere in the prospectus, as appropriate, to clarify what you mean by "dislocations" in capital markets.

47. Please expand the second paragraph on page 79 and elsewhere in the prospectus, as appropriate, to explain Third Point LLC's "event" framework and/or to include a cross-reference to the expanded discussion on page 90.

48. Please revise the table on page 79 to include the names of the funds shown, as you have done on page 4.

Retrocessional Coverage, page 86

49. Please expand your disclosure to explain what you mean by retrocessional coverage. In addition, please expand your disclosure to quantify the amount and percentage of earned premium ceded for retrocessional coverage during the first quarter of 2013. If this amount is material identify the other parties to the arrangements.

Investment Portfolio, page 98

50. Please revise your disclosure to clarify what you mean by the terms "position exposure" and "notional exposure" and how the percentages in the table are calculated.

Management
Executive Offices and Directors—John R. Berger, page 112

51. We note your description of Mr. Berger as one of the leading reinsurance executives of his generation. Please eliminate this type of subjective statement. Instead consider providing factual information relating to his accomplishments in prior positions.

Executive Compensation, page 118

52. We note that you have included two footnotes (3) under the Summary Compensation Table. Please revise the table to correct the footnote references.

53. Please revise footnote (5) to reconcile the bonus amounts in the footnote to the amount listed in the table.

Certain Relationships and Related Party Transactions
Joint Venture and Investment Management Agreement—Management Fee, page 128

54. Please revise your disclosure to include the amount of fees paid to Third Point LLC in 2011 and 2012.

Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 136

55. We note that the first paragraph suggests that there are selling shareholders in addition to holders of more than 5% of your common shares and your directors and executive officers, but no such persons appear in the table on page 137. Please revise your disclosure to reconcile this.

56. Please revise the table to include a column showing the amounts offered on behalf of each selling stockholder pursuant to Item 507 of Regulation S-K.

Certain Tax Considerations

57. Please advise us as to why you have not included an opinion of tax counsel as to your status as a Passive Foreign Investment Company. Please note we may have further comments after we review your response.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

58. Please have your auditor include their name, signature, and the city and state where its report is issued in your next amendment as required by Rule 2-02(a) of Regulation S-X.

Consolidated Balance Sheets, page F-3

59. Please explain to us what the net unrealized gains and losses on derivative contracts on the face of your balance sheets represent and tell us the applicable accounting literature to support this presentation.

Consolidated Statements of Shareholders' Equity, page F-5
Consolidated Statements of Cash Flows, page F-6

60. Please revise to remove "unaudited" from these financial statements.

61. Regarding the consolidated statements of cash flows, please explain to us your basis for classifying cash flows from purchases, sales, and maturities of trading securities as investing activities. Please refer to ASC 320-10-45-11.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies, page F-7

62. Please include a discussion of your consolidation policy and specify when the voting model or the variable interest models have been used as applicable. Discuss any subsidiaries based on your ownership percentage or other criteria, where consolidation was deemed not required and disclose the accounting policies used to account for your interest in the unconsolidated subsidiaries. Clarify your accounting for the joint venture and investment management agreement.

Foreign currency translation, page F-10

63. Please explain to us why your foreign currency translation gains and losses are included in the consolidated statement of income (loss) and not as adjustments accumulated in other comprehensive income.

Taxes, page F-10

64. Please revise to disclose your accounting policy under U.S. GAAP and include all applicable disclosures that are required by ASC 740-10-50.

Recently issued accounting standards, page F-11

65. Please disclose the adoption date of ASU 2013-02 and the impact it is expected to have on your consolidated financial statements.

4. Investments in securities and commodities, page F-13

66. You provide disclosure in Note 8 to breakout the Company's derivative realized and unrealized gains (losses) relating to trading activities for the year ended December 31, 2012. Please provide disclosure to disclose the portion of trading gains or losses for the period that relates to trading securities still held at the reporting date. Please refer to ASC 320-10-50-9(e) and 50-14.

22. Statutory Requirements, page F-33

67. It appears that your disclosure of statutory net income is for a period greater than 12 months. Please revise to disclose statutory net income for each period presented as required by Rule 7-03(a)(23)(c). Also revise your disclosure to include the amount of restricted net assets of your subsidiary as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

Part II. Item 16. Exhibits and Financial Statements, page II-3

68. Please file the form of lock-up agreement, when it becomes available, as an exhibit to your registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Steven J. Slutzky
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, New York 10022